Exhibit 99.1

Caracas – July 27, 2004

PDVSA FINANCE ANNOUNCES EXPIRATION OF
TENDER OFFER AND CONSENT SOLICITATION
FOR OUTSTANDING NOTES

Expiration Date

PDVSA Finance Ltd., a wholly owned subsidiary of Petróleos de Venezuela, S.A. (PDVSA), today announced the expiration of its tender offer and consent solicitation for its outstanding notes listed below.  The expiration date of the tender offer and consent solicitation was 12:00 midnight, New York City time, on July 26, 2004 (the “expiration date”).  As of the expiration date, holders of an aggregate of approximately 96.34%(1) in principal amount of the notes have validly tendered and delivered their consents pursuant to the tender offer and consent solicitation.  Subject to the terms and conditions of the tender offer, payment for the notes accepted in the tender offer is expected to occur on or about Monday, August 2, 2004.

Results of Tender Offer and Consent Solicitation

PDVSA Finance has been advised by JPMorgan Chase Bank, the depositary for the offer, that, as of the expiration date, the following aggregate principal amount of notes has been validly tendered, and the related consents delivered and not withdrawn, pursuant to the tender offer and consent solicitation:

Notes	CUSIP/ISIN No.	Outstanding Principal Amount	Principal Amount Validly Tendered
6.250% Euro Notes Due 2006	XS0096444749	€88,400,000	€87,449,258
6.650% Notes Due 2006	693300AE5 / US693300AE52	$300,000,000	$291,693,000
9.375% Notes Due 2007	693300AP0 / US693300AP00 G6954PAJ9 / USG6954PAJ96	$250,000,000	$243,980,000
6.800% Notes Due 2008	693300AF2 / US693300AF28 693300AC9 / US693300AC96 G6954PAC4 / USG6954PAC44	$300,000,000	$293,859,000
9.750% Notes Due 2010	693300AR6 / US693300AR65 G6954PAK6 / USG6954PAK69	$250,000,000	$225,810,000
8.500% Notes Due 2012	693300AU9 / US693300AU94	$500,000,000	$471,133,000
7.400% Notes Due 2016	693300AJ4 / US693300AJ40	$400,000,000	$387,335,000
9.950% Notes Due 2020	693300AT2 / US693300AT22 693300AS4 / US693300AS49	$100,000,000	$97,050,000
7.500% Notes Due 2028	693300AK1 / US693300AK13	$400,000,000	$394,790,000

Total outstanding principal amount of notes:	$2,607,326,440	(1)
Total principal amount of notes validly tendered:	$2,511,822,144	(1)
Percentage of notes validly tendered, considered as a single class:	96.34	%(1)

(1)           Using an exchange rate of EUR/USD 1.2141 as of 5:00 p.m., New York City time, on July 26, 2004.

As previously announced, concurrently with the tender offer, PDVSA Finance solicited from noteholders consents to proposed amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and related transaction documents.  The proposed amendments required the consent of a majority in principal amount of the notes outstanding, voting as a single class.  Sufficient consents have been delivered to approve the proposed amendments, which is expected to become operative as soon as practicable after the expiration date.

Dealer Managers and Consent Solicitation Agents; Luxembourg Agent

Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. served as dealer managers and consent solicitation agents for the tender offer.  The Luxembourg Agent for the offer, is J.P. Morgan Bank Luxembourg S.A.

About PDVSA

PDVSA is the national oil company of the Bolivarian Republic of Venezuela, formed by the government of Venezuela in 1975.  All of the crude oil and natural gas reserves are located exclusively in Venezuela and PDVSA’s exploration and production of crude oil and natural gas are conducted exclusively in Venezuela.  The refining, marketing and transportation of crude oil, natural gas and refined petroleum products of PDVSA are located in Venezuela as well as in the United States, Europe and the Caribbean.  PDVSA Finance, a Cayman Islands company, is the principal financing vehicle for and a wholly owned subsidiary of PDVSA.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains forward-looking statements.  Our representatives also may make forward-looking statements orally from time to time.  Other than statements of historical facts, all statements that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements.  Such statements are generally characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions.  These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate.  These forward-looking statements are subject to a number of inherent risks and uncertainties, including factors that our management has not yet identified.  Any such forward-looking statements are not guarantees of our future performances or actual results.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.